Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

TOTAL VOTING RIGHTS

London, 28 February 2013 - Randgold Resources Limited announces that in accordance with FSA’s Disclosure Rules and Transparency Rules, its issued share capital consists of 92,184,087 (ninety two million, one hundred and eighty four thousand and eighty seven) ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 3,600 (three thousand six hundred) issued ordinary shares in Treasury. In addition, 64,515 (sixty four thousand, five hundred and fifteen) ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”) are currently held by Computershare Investor Services, Inc. on trust for former shareholders of Moto Goldmines Limited (“Moto”), who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto in October 2009. These shares (and ADSs, as applicable) will not confer voting rights whilst held on trust.

Therefore, the total number of voting rights in the Company is 92,115,972 (ninety two million, one hundred and fifteen thousand, nine hundred and seventy two).

The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com